

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2015

<u>Via E-mail</u>
Michael B. Clauer
Vice President and Chief Financial Officer
Bemis Company, Inc.
One Neenah Center
Neenah, WI 54957-0669

  Re: Bemis Company, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2014
     Filed February 20, 2015
     File No. 001-05277

Dear Mr. Clauer:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief